                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           -----------------------

                                  SCHEDULE 13D

                           -----------------------


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                       ALLIED CAPITAL LENDING CORPORATION

                           -----------------------
                                (name of issuer)

                         COMMON STOCK, $.0001 PAR VALUE

                           -----------------------
                         (title of class of securities)

                                  019042 10 0

                           -----------------------
                               (CUSIP number)

                          WILLIAM L. WALTON, CHAIRMAN
                       c/o ALLIED CAPITAL ADVISERS, INC.
                          1666 K STREET, NW, 9TH FLOOR
                              WASHINGTON, DC 20006

                           -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                AUGUST 14, 1997

                           -----------------------
            (date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]

                         (Continued on following pages)





                               Page 1 of 8 Pages

---------------------------------------------------------------------------------------------------------------
            1       NAME(S) OF REPORTING PERSON(S)
                    IRS IDENTIFICATION NUMBER(S) OF ABOVE PERSON(S)

                                                 Allied Capital Corporation
                                                         53-0245085
---------------------------------------------------------------------------------------------------------------
            2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                                (b) [  ]

---------------------------------------------------------------------------------------------------------------
            3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
            4       SOURCE OF FUNDS*                OO
---------------------------------------------------------------------------------------------------------------
            5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                               [  ]

---------------------------------------------------------------------------------------------------------------
            6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                           Maryland
---------------------------------------------------------------------------------------------------------------
                    NUMBER OF          7     SOLE VOTING POWER                  0
                      SHARES          -------------------------------------------------------------------------
                   BENEFICIALLY        8     SHARED VOTING POWER                844,914
                  OWNED BY EACH       -------------------------------------------------------------------------
                    REPORTING          9     SOLE DISPOSITIVE POWER             844,914
                   PERSON WITH        -------------------------------------------------------------------------
                                       10    SHARED DISPOSITIVE POWER           0
---------------------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH VOTING PERSON

                                                       844,914
---------------------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                 [  ]
---------------------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.4%

---------------------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON*                      CO, IC
---------------------------------------------------------------------------------------------------------------

* See instructions before filling out.





                              Page 2 of 8 Pages
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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 filed pursuant to Rule 13d-2(a) amends and supplements the statement on Schedule 13D filed by Allied Capital Corporation (the "Filing Party") on January 24, 1997 and the statement on Schedule 13G filed by the Filing Party on February 14, 1994 and amended on January 27, 1995 relating to shares of common stock ("Common Stock") of Allied Capital Lending Corporation (the "Issuer"). The principal executive offices of the Issuer is c/o Allied Capital Advisers, Inc., 1666 K Street, NW, 9th Floor, Washington, DC 20006.

         Prior to January 24, 1997, the Filing Party had filed on Form 13G believing that the form was available for use by business development companies. On January 24, 1997, the Filing Party filed a Form 13D in order to summarize transactions reported prior to January 24, 1997 and to report the disposition of certain shares of Common Stock on Form 13G.

ITEM 2.          IDENTITY AND BACKGROUND.

         The Filing Party is a closed-end management investment company that has elected to be regulated as a business development company. The Filing Party is organized as a Maryland corporation, and its principal place of business is located at the offices of Allied Capital Advisers, Inc. ("Advisers"), the Filing Party's investment adviser, at 1666 K Street, NW, 9th Floor, Washington, DC 20006.

         The following are the principal occupations of the Filing Party's executive officers, and the executive officers of the Filing Party's investment adviser, Advisers, all of whom are employees of Advisers and whose business address is at Advisers, 1666 K Street, NW, 9th Floor, Washington, DC 20006. They are all citizens of the United States.

                 WILLIAM L. WALTON, Chairman of the Board and Chief Executive Officer of the Filing Party, the Issuer, Allied Capital Corporation II, Allied Capital Commercial Corporation and Advisers.

                 JOAN M. SWEENEY, Managing Director of the Filing Party and Advisers.

                 JON A. DELUCA, Principal, Treasurer and Chief Financial Officer of the Filing Party and Advisers.

                 G. CABELL WILLIAMS III, Managing Director of the Filing Party and Advisers.

                 JOHN M. SCHEURER, Managing Director of the Filing Party and Advisers.





                               Page 3 of 8 Pages

                 KATHERINE C. MARIEN, Principal of the Filing Party and
                 Advisers.

         The following are the principal occupations and addresses of the Filing Party's directors, all of whom are citizens of the United States:

                 GEORGE C. WILLIAMS, Officer and Director of the Filing Party and Advisers, 8229 Burning Tree Road, Bethesda, MD 20817.

                 JOSEPH A. CLORETY III, President, Clorety & Co., Inc., 2183 Hallmark Drive, Gambrills, MD 21054.

                 MICHAEL I. GALLIE, Principal, The Millennium
                 Group, 300 M  Street, SW, Suite 701, Washington, DC 20024.

                 WARREN K. MONTOURI, President, Montouri & Robertson, 2440 Virginia Avenue, NW, Suite D801, Washington, DC 20037.

                 GUY T. STEUART II, President, Steuart Investment
                 Corporation, 5454 Wisconsin Avenue, Suite 1600, Chevy Chase, MD 20815.

                 T. MURRAY TOOMEY, ESQ., Attorney at Law, The
                 Offices of T.M. Toomey, 4701 Sangamore Road,
                 Bethesda, MD 20816.

         The following are the principal occupations and addresses of Advisers' directors, all of whom are citizens of the United States:

                 WILLIAM L. WALTON, Chairman of the Board and
                 Chief Executive Officer of the Filing Party, the Issuer, Allied Capital Corporation II,
                 Allied Capital Commercial Corporation and Advisers.

                 BROOKS H. BROWNE, President, Environmental Enterprises Assistance Fund, 1901 N. Moore Street, Suite 1004, Arlington, VA 22209.

                 SWEP T. DAVIS, President, Tyone Partners LLC,
                 33 Witherspoon, Suite 200, Princeton, NJ 08542.

                 ROBERT E. LONG, President and Chief Executive Officer, Business News Network, Inc., 99 Canal Center Plaza, Suite 220, Alexandria, VA 22314.





                               Page 4 of 8 Pages

         During the past five years, neither the Filing Party nor to its knowledge, any of its executive officers or directors or any of the executive officers or directors of Advisers, has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Party is the former parent company of the Issuer and owned 100% of the Issuer's then-outstanding Common Stock until November 1993, when the Issuer completed its initial public offering. Therefore, no consideration was paid per se for the shares currently held by the Filing Party. Since all transactions in the Issuer's Common Stock by the Filing Party have been dispositions, no funds were used and no source of funds has been reported.

ITEM 4.          PURPOSE OF TRANSACTION.

         At the time of the initial public offering, the Filing Party owned 2,380,000 shares, or all of the outstanding capital stock, of the Issuer. The Filing Party sold a portion of its shares in the initial public offering, a registered transaction, retaining a total of 1,580,000 shares of Common Stock, or 36.2% of the Issuer's shares outstanding at December 31, 1993.

         As a condition of an order (the "Order") of the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended, the Filing Party undertook to divest itself of the shares it owns in the Issuer by no later than December 31, 1998 by public offerings, private placements, distributions to the Filing Party's stockholders or otherwise. As part of this divestiture, the Filing Party declared an extra distribution to its stockholders in December 1994 and accordingly distributed in early January 1995 an aggregate of 335,086 of the Issuer's shares, reducing the Filing Party's ownership of the Issuer to 1,244,914 shares, or 24% of the Issuer's Common Stock then outstanding.

         The Issuer filed a registration statement on Form N-2 under the 1933 Act (File No. 333-15709) (the "Registration Statement") on November 7, 1996, which was amended, to register the offering by the Filing Party of 1,244,914 shares of the Issuer, constituting the remaining shares owned by the Filing Party. On December 20, 1996, the date of the prospectus and statement of additional information filed as a part of the Registration Statement, the Filing Party commenced an underwritten offering of the Issuer's shares to the public. On that date 400,000 shares of the Issuer were sold pursuant to such offering, reducing the Filing Party's ownership interest in the Issuer to 844,914 shares, or 16.5% of the Issuer's Common Stock then outstanding. On October 14, 1997, the Issuer filed post-effective amendment No. 1 to the Registration Statement for the purpose of removing from registration 844,914 shares, constituting the securities registered thereon which remained unsold as of the date of filing such post-effective amendment.





                               Page 5 of 8 Pages

         On October 14, 1997, the Issuer filed a definitive Joint Proxy Statement/Prospectus (the "Proxy Statement") and Statement of Additional Information ("SAI"), pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the "1933 Act") with the Commission. The Proxy Statement and SAI pertain to a proposal (the "Merger Proposal") to approve and adopt an Agreement and Plan of Merger, dated as of August 14, 1997, as amended and restated as of September 19, 1997 (a copy of which is attached hereto as Exhibit B) (the "Merger Agreement"), by and among the Issuer, the Filing Party, Allied Capital Corporation II, Allied Capital Commercial Corporation and Advisers (each, a "Company," and collectively, the "Companies"), and the transactions contemplated thereby, including the merger of the Filing Party and such other related entities with and into the Issuer (the "Merger"). If the Merger Proposal is approved and the Merger consummated, certain corporate actions would be taken, including (i) amending the Issuer's charter to increase the number of authorized shares of Common Stock from 20,000,000 to 100,000,000 shares and effect certain other changes as described in the Articles of Merger attached hereto as Exhibit C, (ii) expanding the Issuer's board of directors to 23 directors, and (iii) apportioning the board into three classes, with each being elected for staggered, three-year terms. Such changes to the Issuer's charter and to its board composition and structure could be deemed to have certain anti-takeover effects.

         In the Merger Agreement, the Filing Party has agreed, subject to the requirements of Maryland law applicable to dividends, to declare and pay to its stockholders a special dividend consisting of all of the shares of Common Stock it owns in the Issuer, payable immediately prior to the effective time of the Merger (the "Distribution"). The Distribution would serve two purposes.
First, it would satisfy the condition in the Order that the Filing Party divest itself of all its remaining shares of the Issuer by December 31, 1998. Second, it would serve to facilitate the Merger by precluding the applicability to the Merger of a Maryland anti-takeover statute. Maryland anti-takeover law places significant restrictions on "business combinations" between a corporation and an interested stockholder.

         If the Merger Proposal is approved by the stockholders of the Companies, the Filing Party's board of directors will declare a special dividend consisting of a certain number of shares of the Issuer's Common Stock to be payable on a certain date (the "Distribution Date") to the Filing Party's stockholders of record as of a prior date (the "Distribution Record Date").
The ratio of the number of shares of the Issuer's Common Stock to be distributed for each share of the Filing Party's common stock owned on the Distribution Record Date will be based on the number of shares of the Filing Party's common stock outstanding on the Distribution Record Date and the number of shares of the Issuer's Common Stock to be distributed. More specifically, if the Distribution were effected, it is anticipated that for each share of common stock owned, a stockholder of the Filing Party would receive shares of the Issuer computed based on the following formula: 844,914 shares, divided by the number of total shares outstanding of the Filing Party at the time of the Distribution.

         If the Merger Proposal is approved by the stockholders of each Company, the Filing Party intends to set the Distribution Record Date and the Distribution Date, and intends to distribute all of its shares of the Issuer's Common Stock in the Distribution. The Distribution Record Date will





                               Page 6 of 8 Pages
be set on a date that occurs subsequent to the date on which stockholders of each Company approve the Merger Proposal. The Filing Party currently anticipates that the Distribution Record Date will be two business days prior to the Distribution Date, that the Distribution Date would occur on a date immediately prior to the effective time of the Merger, and that the effective time of the Merger would occur on December 31, 1997. If the Merger Proposal is not approved or if the Merger is not, for any reason, effected, the Filing Party may nevertheless distribute some or all of the shares of the Issuer's Common Stock at any time prior to December 31, 1998.

         No holder of the Filing Party's common stock will be required to pay any cash or other consideration for the shares of the Issuer's Common Stock received in the Distribution.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         Following the distribution of an aggregate of 335,086 shares of Common Stock to holders of the Filing Party's common stock as of December 30, 1994 (which distribution was effected on January 6, 1995), the Filing Party beneficially owned an aggregate of 1,244,914 shares of Common Stock.

         Following the sale of 400,000 shares of Common Stock on December 20, 1996 pursuant to the Registration Statement, the Filing Party beneficially owned an aggregate of 844,914 shares of Common Stock. These 844,914 shares were also registered on the Registration Statement, and prior to October 14, 1997 could be sold on a delayed or continuous basis pursuant to Rule 415 to or through underwriters, pursuant to Rule 144, or otherwise as determined on terms and at prices also as determined. As discussed above, on October 14, 1997 the Issuer filed post-effective amendment No. 1 to the Registration Statement, thereby removing these shares from registration.

             Number of shares as to which the Filing Party has:

                 (i)     SOLE POWER TO VOTE OR DIRECT THE VOTE:
                                  None                       0%

                 (ii)    SHARED POWER TO VOTE OR DIRECT THE VOTE:
                                  844,914 shares*          16.4%*

                 (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF:
                                  844,914 shares           16.4%

                 (iv)     SHARED POWER TO DISPOSE OF OR TO DIRECT
                          THE DISPOSITION OF:
                                  None                        0%

              * See Item 6 below.





                               Page 7 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Order, the Filing Party must vote its shares of Common Stock only in the same proportion as the other shares of Common Stock are voted by the other stockholders of the Issuer.

         Pursuant to the Merger Agreement, the Filing Party must make the Distribution, subject to the requirements of Maryland law applicable to dividends and the approval of the Merger Proposal by the stockholders of the Companies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Excerpted condition from the Order describing the requirement of the Filing Party to vote its shares in proportion to the other shares of the Issuer's Common Stock.*

         Exhibit B:  The Merger Agreement

         Exhibit C:  Articles of Merger

* Previously filed.

                                   SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:     October 30, 1997

                                ALLIED CAPITAL CORPORATION

                                By:    /s/ G. Cabell Williams III
                                       --------------------------------------
                                        G. Cabell Williams, III
                                        Managing Director





                               Page 8 of 8 Pages